CYBOLT INC.
BALANCE SHEET
Figures expressed in nominal US dolars

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current assets:		
Cash and cash equivalents	14,615,820	6,006,536
Accounts receivable	15,216,949	17,370,526
Recoverable taxes	4,498,118	3,201,569
Related parties	358,697	241,029
Sundry debtors	1,544,655	283,555
Other assets	-	-
Contract assets	16,200,062	6,461,403
Inventories	-	29,267
Advance payments	610,200	408,514
Total current assets	53,044,500	34,002,399
Accounts receivable	-	-
Related parties	300,000	-
Furniture and equipment, net	4,269,894	1,375,620
Right of use assets, net	4,588,720	3,243,399
Deferred income taxes	123,084	188,080
Intangible assets, net	11,230,987	10,555,892
Other assets, net	2,851,440	1,426,492
TOTAL ASSETS	**76,108,624**	**50,791,882**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	11,619,042	6,073,963
Income taxes	1,969,452	2,129,653
Contract liability	6,057,278	2,148,825
Employee profit sharing	275,438	533,473
Other current liabilities	5,315,779	7,751,069
Lease liability, current	1,100,295	527,487
Total current liabilities	26,337,284	19,164,470
Loans payable, less current portion	-	337,544
Lease liabilities net of current portion	3,981,238	2,996,799
Employee benefits	129,170	86,767
Total liabiliities	**30,447,692**	**22,585,580**
Shareholders' equity:		
Capital stock	32,852,848	17,866,631
Currency translation adjustment	3,881,235	348,986
Equity issuance costs	(162,146)	(162,146)
Retained earnings	9,088,995	10,152,831
Total shareholders' equity	**45,660,932**	**28,206,302**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**76,108,624**	**50,791,882**

CYBOLT INC.
STATEMENTS OF OPERATIONS
Figures expressed in nominal US dolars

For the year ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue:		
Revenue from sales and services, net	23,958,382	20,636,963
Revenue from developed projects	33,190,163	25,565,686
Revenue, net	57,148,545	46,202,649
Realization costs of projects	36,015,822	26,717,070
Gross profit	21,132,723	19,485,579
Operating expenses		
Sales and operating expenses	8,994,237	8,715,555
Administrative expenses	6,805,988	6,872,280
Depreciation and amortization	680,647	1,546,263
Total operating expenses	16,480,872	17,134,098
Operating profit	4,651,851	2,351,481
Net financing cost:		
Interest expense (income), net	1,632,481	347,698
Other expenses (income)	7,207,592	(911,428)
Foreign exchange (gain) loss, net	(3,163,256)	(112,120)
Profit before income tax	(1,024,967)	3,027,331
Provision for income tax	(155,380)	(1,022,159)
Consolidated net income	**(1,180,347)**	**2,005,172**

CYBOLT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
Figures expressed in nominal US dolars

(USD $ in Dollars)	Capital Stock	Equity issuance costs	Additional Paid in Capital	Retained Earnings	Currency translation adjustment	Total
Balance as of December 31, 2020	$ 1,600	$ -	$ 5,577,100	$ 3,474,435	$ (646,994)	$ 8,406,141
Additional Paid in Capital	$ -	$ (131,521)	$ 2,601,249			$ 2,469,728
Net income for the year				$ 4,673,224		$ 4,673,224
Currency translation adjustment					$ 459,639	$ 459,639
Balances as of December 31, 2021	$ 1,600	$ (131,521)	$ 8,178,349	$ 8,147,659	$ (187,355)	$ 16,008,732
Additional Paid in Capital	$ -	$ (30,625)	$ 9,686,682			$ 9,656,057
Net income for the year				$ 2,005,172		$ 2,005,172
Currency translation adjustment					$ 536,341	$ 536,341
Balances as of December 31, 2022	$ 1,600	$ (162,146)	$ 17,865,031	$ 10,152,831	$ 348,986	$ 28,206,302
Additional Paid in Capital	$ -	$ 116,511	$ 14,986,217			$ 15,102,728
Net income for the year				$ (1,180,347)		$ (1,180,347)
Currency translation adjustment					$ 3,532,249	$ 3,532,249
Balances as of December 31, 2022	$ 1,600	$ (45,635)	$ 32,851,248	$ 8,972,484	$ 3,881,235	$ 45,660,932

CYBOLT INC
STATEMENTS OF CASH FLOWS
Figures expressed in nominal US dolars

For the year ended December 31,	2023	2022
(USD $ in Dollars)		
Operating activities:		
Net Income	-1,180,347	2,005,172
Items related to investment activities:		
Depreciation	259,044	217,476
Interest loss (gain)	-1,632,481	-347,698
Intangible amortization	3,379,481	1,328,787
Employees Benefits	129,170	86,768
Resources generated by (used in) operating activities:		
Accounts receivable and others	-1,829,019	-11,471,935
Conditional trade receivables	-9,738,659	-3,464,146
Related parties	-417,668	-34,625
Inventories	29,267	-6,418
Advance payments	-201,685	-221,748
Vendors	3,295,690	2,655,140
Other payables and accrued liabilities	1,959,204	6,273,429
Accrual for income taxes and profit sharing	-193,038	2,627,169
Income tax payment	-160,201	-401,360
Net cash flows from operating activities	**-6,301,243**	**-753,989**
Investment activities:		
Acquisition of furniture and equipment	-3,153,319	-377,503
Acquisition of intangible assets	-4,115,458	-6,141,360
Net cash flows from investment activities	**-6,518,863**	**-6,518,863**
Financing activities:		
Additional Paid In Capital	14,986,217	9,215,000
Capital stock to be issued - crowdfunding	0	471,682
Equity Insurance Cost	116,511	-30,625
Acquisition of a subsidiary, net of cash acquire	0	-
Loans paid to third parties	2,249,389	-
Loans obtained from related parties	-337,544	97,167
Interest (paid) collected	1,632,481	347,698
Net cash flows from financing activities	**18,647,054**	**10,100,922**
Effect of foreign currency exchange rate changes	**3,532,249**	**536,341**
Increase in cash and cash equivalents	8,609,284	3,364,411
Cash and cash equivalents at beginning of year	6,006,536	2,642,125
Cash and cash equivalents at end of year	**14,615,820**	**6,006,536**